UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

                                                Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____July 7, 2005_________________

Date

Freegold Ventures Limited

For Immediate Release

                                           NEWS RELEASE

Toronto Stock Exchange : ITF   OTC BB : FGOVF

                                 Website: www.freegoldventures.com

NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC - June 13, 2005.  Freegold Ventures Limited announces a non-brokered private placement of up to 3,529,412 common shares at a price of $0.17 per common share for gross proceeds of up to $600,000.  A finder's fee of up to 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

A recently completed 43-101 report on the Almaden Gold project, has highlighted this project's potential to host a higher grade resource at depth, accordingly the use of the proceeds from the placement will be used to test this theory.  The exploration program will include 3 D modelling, ground geophysics, and initial diamond drilling.

Mineralization at Almaden is controlled by northwest, north northeast and east west structures and is associated with pervasive silica flooding, veining and breccia, argillic alteration and carbonate alteration.  The early silica cap is host to most of the mercury mineralization but little of the gold mineralization.  With the discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury - gold occurrences in the Northern Nevada Rift has significant but virtually unexplored potential for high grade gold - silver mineralization below the exposed mercury rich hot springs. Since then, deposits such as Mule Canyon, Buckhorn and Hollister, originally thought to be Carlin-type derivatives were recognized as hot springs gold - silver - mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system.  Accordingly Freegold's drilling will test the deep extents of this system as a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder (Midas) mine.

Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments.

The Qualified Person for the Almaden Gold Project is Curt Freeman, M.Sc., consulting geologist for Freegold Ventures Limited and President of Avalon Development Corp.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with properties located in Idaho, Alaska and the Yukon. In Alaska, Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Freegold's Rob Project is located in the highly prospective Tintina Gold Belt. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest producer of platinum group metals.  Lonmin has committed over 3.9 million dollars to the project to date.  The 2005 budget is US$1.1 million and a 10,000 foot diamond drill program is currently underway.  The Grew Creek Project in the Yukon Territory, is slated for a third round of drilling in the summer and final plans for this program are in progress.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870 Fax: 604.685.8045

2303 West 41st Avenue, Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

Freegold Ventures Limited

For Immediate Release

                                         NEWS RELEASE

TSX.ITF   OTC BB:FGOVF

                                   www.freegoldventures.com

Freegold Ventures Drill Program Underway

Union Bay Platinum Project, Ketchikan, Alaska

Vancouver, BC - June 20, 2005:  Freegold Ventures Limited and Pacific North West Capital Corp. ~~, and Lonmin plc~~  are pleased to announce that the US$ 1.1 million drill program on the Union Bay Platinum Project, fully funded by Lonmin plc., has commenced.  To date, Lonmin has committed US$ 3.9 million to the Union Bay program.

A total of 10,000 feet of diamond drilling, as well as field work are budgeted in this phase, which will test five separate target areas identified from last year's drill program and airborne electromagnetic and magnetic surveys.  The partners expect drill program completion by mid-August of 2005.

The 2004 exploration program consisted of reconnaissance geochemical sampling, core drilling on the Continental Zone, and a combined airborne magnetic and multifrequency electromagnetic (EM) survey.  Platinum values ranging from 1 to 14 grams per tonne have been identified in various locations on the project.

The Union Bay Project is hosted in an Alaska-Ural type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska, and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp., (the Operator), Freegold Ventures Limited and Lonmin plc.  Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing.

The qualified person for this release is Peter Dasler, M.Sc., P.Geo, Vice President Business Development of Pacific North West Capital Corp.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with properties located in Idaho, Alaska and the Yukon. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Freegold's Rob Project is located in the highly prospective Tintina Gold Belt. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin plc, the world's third largest producer of platinum group metals. Lonmin has committed over US$ 3.9 million to the project to date.  The 2005 budget is US$1.1 million and a 10,000 foot diamond drill program is underway.  The Grew Creek Project in the Yukon Territory is slated for a third round of drilling in the summer and final plans for this program are in progress.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information, please contact:

Investor Relations: 1.800.667.1870     email ir@freegoldventures.com,

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Freegold Ventures Limited

For Immediate Release

                                     NEWS RELEASE

TSX.ITF   OTC BB:FGOVF

                              www.freegoldventures.com

Vancouver, BC - June 29, 2005.  Freegold Ventures Limited (the "Company") announces the resignation of Colin Bird as President.  Mr. Bird has resigned in order to pursue other business interests, however will continue to serve as a Director of the Company.

On behalf of the Board of Directors and Management of the Company, I would like to thank Mr. Bird for his years of service to Freegold, and we look forward to continuing to work with Mr. Bird as a Director.  In the interim, Mr. Bird's responsibilities will be shared by Harry Barr, Chairman and our Vice President of Business Development, Ms. Kristina Walcott.

About Freegold Ventures Limited

Freegold Ventures Limited ("Freegold") is a gold exploration company with assets located throughout the Western United States and Canada.  In Alaska, Freegold holds the Golden Summit Project. Golden Summit is located 5 miles north of the currently producing Fort Knox Gold mine and has excellent potential to host a high grade deposit. The Rob Project is located approximately 20 miles southeast of the 5.6 million ounce Pogo Deposit under development by Teck Cominco Limited and Sumitomo. Rob may offer potential for significant grade-tonnage accumulations of intrusive and/or gneiss-hosted gold mineralization similar to that currently being developed at the Pogo deposit.

In addition to the Alaskan exploration projects Freegold also holds the Grew Creek and Almaden Gold Projects in the Yukon Territory and Idaho respectively, both of these projects are low sulphidation epithermal gold projects with potential for bonanza grade at depth.  Underpinned by the belief that high-grade gold deposits possess intrinsic economic viability, coupled with the firm belief that North America's politically stable environment still offers significant opportunities for mineral exploration and development, Freegold is currently planning a drill program for the Almaden and Grew Creek projects in 2005.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information, please contact:

Investor Relations: 1.800.667.1870     email ir@freegoldventures.com,

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 13, 2005

Item 3: Press Release

A Press release dated and issued June 13, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited announces a non-brokered private placement of up to 3,529,412 common shares at a purchase price of $0.17.

Item 5: Full Description of Material Change

Vancouver, BC - June 13, 2005.  Freegold Ventures Limited announces a non-brokered private placement of up to 3,529,412 common shares at a price of $0.17 per common share for gross proceeds of up to $600,000.  A finder's fee of up to 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

A recently completed 43-101 report on the Almaden Gold project, has highlighted this project's potential to host a higher grade resource at depth, accordingly the use of the proceeds from the placement will be used to test this theory.  The exploration program will include 3 D modelling, ground geophysics, and initial diamond drilling.

Mineralization at Almaden is controlled by northwest, north northeast and east west structures and is associated with pervasive silica flooding, veining and breccia, argillic alteration and carbonate alteration.  The early silica cap is host to most of the mercury mineralization but little of the gold mineralization.  With the discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury - gold occurrences in the Northern Nevada Rift has significant but virtually unexplored potential for high grade gold - silver mineralization below the exposed mercury rich hot springs. Since then, deposits such as Mule Canyon, Buckhorn and Hollister, originally thought to be Carlin-type derivatives were recognized as hot springs gold - silver - mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system.  Accordingly Freegold's drilling will test the deep extents of this system as a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder (Midas) mine.

Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments.

The Qualified Person for the Almaden Gold Project is Curt Freeman, M.Sc., consulting geologist for Freegold Ventures Limited and President of Avalon Development Corp.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with properties located in Idaho, Alaska and the Yukon. In Alaska, Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Freegold's Rob Project is located in the highly prospective Tintina Gold Belt. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest producer of platinum group metals.  Lonmin has committed over 3.9 million dollars to the project to date.  The 2005 budget is US$1.1 million and a 10,000 foot diamond drill program is currently underway.  The Grew Creek Project in the Yukon Territory, is slated for a third round of drilling in the summer and final plans for this program are in progress.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 14, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 20, 2005

Item 3: Press Release

A Press release dated and issued June 20, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited and Pacific North West Capital Corp. are pleased to announce that the US$1.1 million drill program on the Union Bay Platinum Project has commenced.

Item 5: Full Description of Material Change

Vancouver, BC - June 20, 2005:  Freegold Ventures Limited and Pacific North West Capital Corp. ~~, and Lonmin plc~~  are pleased to announce that the US$ 1.1 million drill program on the Union Bay Platinum Project, fully funded by Lonmin plc., has commenced.  To date, Lonmin has committed US$ 3.9 million to the Union Bay program.

A total of 10,000 feet of diamond drilling, as well as field work are budgeted in this phase, which will test five separate target areas identified from last year's drill program and airborne electromagnetic and magnetic surveys.  The partners expect drill program completion by mid-August of 2005.

The 2004 exploration program consisted of reconnaissance geochemical sampling, core drilling on the Continental Zone, and a combined airborne magnetic and multifrequency electromagnetic (EM) survey.  Platinum values ranging from 1 to 14 grams per tonne have been identified in various locations on the project.

The Union Bay Project is hosted in an Alaska-Ural type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska, and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp., (the

Operator), Freegold Ventures Limited and Lonmin plc.  Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing.

The qualified person for this release is Peter Dasler, M.Sc., P.Geo, Vice President Business Development of Pacific North West Capital Corp.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 20, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 29, 2005

Item 3: Press Release

A Press release dated and issued June 29, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited announces the resignation of Mr. Colin Bird.

Item 5: Full Description of Material Change

Vancouver, BC - June 29, 2005.  Freegold Ventures Limited (the "Company") announces the resignation of Colin Bird as President.  Mr. Bird has resigned in order to pursue other business interests, however will continue to serve as a Director of the Company.

On behalf of the Board of Directors and Management of the Company, I would like to thank Mr. Bird for his years of service to Freegold, and we look forward to continuing to work with Mr. Bird as a Director.  In the interim, Mr. Bird's responsibilities will be shared by Harry Barr, Chairman and our Vice President of Business Development, Ms. Kristina Walcott.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 5, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity